

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2013

<u>Via E-mail</u>
Cynthia J. Devine
Chief Financial Officer
Tim Hortons Inc.
874 Sinclair Road
Oakville, ON, Canada L6K 2Y1

>   **Re:**   **Tim Hortons Inc.**
>   **Form 10-K for the fiscal year ended December 30, 2012**
>   **Filed February 28, 2012**
>   **File No. 001-32843**

Dear Ms. Devine:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50</u>

<u>Liquidity and Capital Resources, page 77</u>

<u>Comparative Cash Flows, page 82</u>

1. Please revise your liquidity section, including your analysis of cash flows from operating, investing, and financing activities, to cover the three-year period presented in your financial statements. In this regard, we note that a year to year comparison has been

provided for operating cash flows from 2010 to 2011 and from 2011 to 2012; however, your M&DA discussion of liquidity only includes a discussion of cash flows from investing and financing activities for 2012 and 2011. Please confirm that you will revise your liquidity discussion to cover the three year period presented in your financial statements. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

Item 9A. Controls and Procedures, page 141

2. Please revise to disclose whether there were any changes to your internal controls over financial reporting that have materially affected or are reasonably likely to materially affect your internal controls over financial reporting in accordance with Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief